November 25, 2019

Colm Barrington
Chief Executive Officer and Director
Fly Leasing Limited
West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland

       Re: Fly Leasing Limited
           Registration Statement on Form F-3
           Filed November 14, 2019
           File No. 333-234700

Dear Mr. Barrington:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Boris Dolgonos